Approval of Fidelity Bond

RESOLVED, that a fidelity bond naming the Fund as insured is hereby authorized in the amount of $150,000 for the period  commencing on June 29, 2017, and ending on June 29, 2018;

FURTHER RESOLVED, that the proper officers of the Fund are hereby authorized to pay the total premium payable with respect to such bond in accordance with the resolutions herein;

FURTHER RESOLVED, that the form and amount of fidelity bond coverage, and the payment by the Fund of the premium thereunder are hereby approved after consideration of all factors deemed relevant by the Board, including, but not limited to, the nature of the business activities, the amount of the premium of such bond, the existing and projected value of the assets of the Fund, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets, and the nature of the securities in the Fund;

FURTHER RESOLVED, that the proper officers of the Fund are hereby authorized to increase the amount of the fidelity bond coverage from time to time to enable the Fund to remain in compliance with the Investment Company Act of 1940, as amended (the “1940 Act”), and the rules thereunder; and

FURTHER RESOLVED, that any proper officer of the Fund is hereby designated as the person responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

The premium for the period June 29, 2017 to June 29, 2018 was paid in July 2017.